Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

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TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)
EVENT DATE/TIME: MAY 19, 2016 / 12:00PM GMT

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

CORPORATE PARTICIPANTS

Aurelia Baudey-Vignaud Technip SA - IR Director

John Gremp FMC Technologies Inc. - Chairman & CEO

Doug Pferdehirt FMC Technologies Inc. - President & COO

Thierry Pilenko Technip SA - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Bill Herbert Simmons & Company International - Analyst

James Wicklund Credit Suisse - Analyst

Daniel Boyd BMO Capital Markets - Analyst

Robert MacKenzie Iberia Capital Partners - Analyst

Fiona Maclean BofA Merrill Lynch - Analyst

Byron Pope Tudor, Pickering & Co. - Analyst

Scott Gruber Citigroup - Analyst

Nicholas Green Bernstein - Analyst

Eric Loyet Guggenheim Partners - Analyst

PRESENTATION

Operator

Good morning, everyone. Welcome to the Technip and FMC Technologies combination conference call. As a reminder, this conference is being recorded. (Operator Instructions).

I would now like to turn the call over to Aurelia Baudey-Vignaud, Investor Relations Director, will go over the conference call rules.

Aurelia Baudey-Vignaud - Technip SA - IR Director

Good morning, everyone. There is a long disclaimer in the slide deck and we encourage you to read it fully.

Most specifically, I would like to remind participants that statements made during the conference call, which are not historical facts, are forward-looking statements within the mean of the Private Securities Litigation Reform Act of 1995.

Readers and listeners are strongly encouraged to refer to the disclaimers, which are an integral part of today’s slide presentation, which you may find on our website, along with the press release, an audio replay, and a transcript of today’s call at technip.com and fmctechnologies.com.

Now, I will turn the call over to John, Chairman and CEO of FMC Technologies.

John Gremp - FMC Technologies Inc. - Chairman & CEO

Good morning. Thank you all for being on the call. After my opening remarks, I’ll turn the call over to Thierry Pilenko, Chairman and CEO of Technip and Doug Pferdehirt, President and Chief Operating Officer, FMC Technologies.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Today is a very special day for our two companies, our people, our clients, our shareholders and our industry, as we’re excited to announce the combination of Technip and FMC Technologies.

Although today we live in a very challenging oil and gas market, we know that supply and demand will eventually be rebalanced. Further, we’re convinced that offshore production will be a critical source of future hydrocarbon supply.

We also know that even when oil prices and operator cash flows improve, offshore production won’t be fully developed unless the industry improves project economics. To do this requires significant and sustainable cost reduction, and to achieve this, it requires change. It means doing things differently.

To be successful, companies like ours need to lead this change, and position ourselves for the eventual recovery.

The current downturn is the perfect time to establish this position, because the operators have never been more open to change. And this explains the early success of our alliance in the Forsys Subsea joint venture.

A little over a year ago, we brought together a unique combination of two market leaders with a shared vision. A vision to improve project economics, by lowering costs through early involvement in design stages and integrate two key elements: the subsea production system and the subsea umbilical risers and flow line scope of our clients’ value stream.

Building on the proven success of our alliance and the Forsys Subsea joint venture, we now have an opportunity to accelerate and expand a change in the industry.

All of this brings us to where we are today: combining our market-leading capabilities and further expanding our comprehensive and flexible services and product offering across all of our markets: subsea, surface and onshore/offshore.

Doug will now give us a deeper look into how we create even more value for our clients. Doug?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

I join both you and Thierry in sharing my enthusiasm for this compelling combination. From the beginning, both companies have had a shared similar vision, to provide a step change in project economics.

We first demonstrated the shared vision Thierry spoke of, when we came together to form Forsys Subsea. Through Forsys Subsea, our alliance, we brought together the complementary offerings of Technip’s sub business and FMC Technologies portfolio of proprietary SPS technologies.

We also leveraged Technip’s industry-leading design and engineering capabilities, to provide our clients with simpler and less costly integrated solutions.

The implementation of this shared vision, across only a portion of our total portfolio, has already resulted in a step change in project economics for our customers, and acceptance by our clients that has exceeded our expectations.

But Forsys Subsea was only a portion of what we saw we could do together.

First, as depicted in the value stream, TechnipFMC will have the most unique and comprehensive set of capabilities in the oil and gas industry. With this portfolio of technologies and engineering and project management capabilities in one combined company, TechnipFMC will further accelerate improvements in project economics, and will ensure that we can deliver seamless project execution for our clients.

But not only will we be better able to exploit the technology innovations already identified through Forsys Subsea, we will be able to access our combined portfolio to accelerate innovation across the entire value chain.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

It is clear that this merger will allow us to further accelerate project economic improvement, deliver seamless integrated project execution, and will allow us to unlock greater potential for technology innovation and integration as one Company.

Based on the success we have already had, we now see the opportunity to take this proven integration and technology development model across the broader portfolio of the new Company: subsea, surface and onshore/offshore.

We recognize our customers will want optionality in their commercial models. Therefore, we will be uniquely positioned to continue to offer discrete products and services through fully integrated solutions.

I will now hand over to Thierry.

Thierry Pilenko - Technip SA - Chairman & CEO

Thank you Doug. It’s a very special day for the three of us; a very special day both our companies, and I think it is something very, very unique that we are creating here.

So I’m going to now get into the details about how we’re going to work together and how we’re going to create that value for clients, for our people and for our shareholders.

So the new Company is TechnipFMC. The values and goals of TechnipFMC are clear. I want to emphasize to what John and Doug have both said about the combination.

TechnipFMC is going to set new standards. We are going to make breakthroughs in the way we work with clients and in what we offer them.

Many of you know me well at Technip and will recognize the way in which I’ve been describing the combination: a broader portfolio; early involvement; the alliance of technology, equipment, consulting project management; and the power of integration.

Both our companies have been building and broadening what they do over recent years. What’s truly exciting is the step change that the combination of our two Companies can facilitate to continue our strategy to be the drivers of change in our industry.

So first the what. TechnipFMC, a new company formed by an all-stock merger of FMC Technologies and Technip.

Where? TechnipFMC will be incorporated in Paris where I have my main office and in Houston, where Doug will have his main office.

The terms of the transaction are very simple and very balanced. For example, the exchange ratio is 2 for 1. The value is split close to 50% for each group of shareholders.

I’ll be Executive Chairman of TechnipFMC and Doug will be CEO.

We have agreed on the main management structure and identified the key individuals from both companies that will help us drive change. Both our Board of Directors recognize the potential of TechnipFMC and unanimously approve the combination.

We will now start the formal process of putting our two companies together and submitting the combination, first to our various Works Council for approval and then to our shareholders.

We don’t expect any particularly regulatory issues at the overlap between our companies are minor.

So the result, we expect to be up and running early next year.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

On slide 13, this is how Doug and I will manage FMC Technologies; first, the Board. There will be seven from FMC Technologies, including Doug; and seven from Technip, including me.

For management, the roles of Doug and myself are clear. In terms of management, we will organize our activities around five business units: subsea services, subsea projects and products, and then surface and onshore/offshore.

Of these five business units, surface and subsea services will be run out of Houston; and subsea projects, products and onshore/offshore out of Paris.

The companies know each other very well. It’s made finding the right governance and leadership structure quite easy. It also means that the integration can be made quickly with the new organization plan in place and ready to go at closing.

In fact, Doug and I have known each other for more than 20 years and we share the same vision. I believe this is a key point. We are talking about two companies with common cultures and goals. The integration process is less risky, in my view, as a result of that. It also means that we can also drive values through synergies.

Now let’s focus on these synergies now. We estimate synergies will be at least $400 million per annum on a pre-tax basis in 2019, and thereafter — after $200 million in 2018. This is around 3% of our combined cost base. The implementation costs are estimated to be at around $250 million.

The key area of the cost synergies envisaged are around supply chain improvement, optimization infrastructure, corporate and other costs.

Let me just add that the synergy estimates presented in here are the result of the thorough analysis jointly carried out by both management teams.

I want to be clear on one point. Both Technip and FMC Technologies have ongoing cost reduction plans and these will continue. The synergies will come on top of those cost reduction efforts.

Last, but most important, the topline synergies will be important. Perhaps not immediately in today’s market conditions, but certainly further out, as the market recovers.

We can create substantial value for our clients and in the process, accelerate our own growth.

A combined offering in subsea is obvious. We can progressively expand our products and system offering. Get involved in more parts of the project and substantially expand what we do for our customers, over the production life of their assets.

But we are also identifying promising areas of investment in onshore/offshore, where the addition of FMC’s LNG loading technology will fit well; and surely, in surface too.

This is exciting. and I’m now going to hand back to Doug to summarize the financial profile of the new Group.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Thank you, Thierry. Let’s look at some of the key figures.

Today, we have a combined $20 billion backlog and, in 2015, we had $20 billion of revenues. 2015 EBITDA was $2.4 billion. The combined balance sheets show strength and strong liquidity. Both companies have an investment grade credit rating.

In short, TechnipFMC is going to be a leader in our industry with the resources to invest and grow, as well as to continue a returns policy both through dividends and share buybacks.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Now Thierry, let’s sum up together and turnover for questions.

Thierry Pilenko - Technip SA - Chairman & CEO

Doug, thank you. We are going to highlight five strengths together.

First, TechnipFMC offers client execution skill across the value chain and from concept to project delivery and beyond.

Second, we base our market positons on technology and innovation, and equipment and systems.

Third, our customers can access what TechnipFMC offers on an integrated basis, but also flexibly across subsea, sub-base and onshore/offshore.

Doug, you can take it from there.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So the last two areas is the transaction will create value for our shareholders through our enhanced financial profile, increased reach to clients, and cost synergies over and above our ongoing restructuring efforts.

Finally, we are bringing together two complementary market leaders; and, most of all, two companies with very talented employees, building on the proven success of our existing alliance.

We look forward to bringing together the outstanding employees and cultures of both companies, as well as the complementary capabilities of our organizations to position TechnipFMC to drive change by redefining the production and transformation of oil and gas.

Operator, we will now open the call for question.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Bill Herbert, Simmons.

Bill Herbert - Simmons & Company International - Analyst

Doug and John, the question I had was with regard to the merger being consummated. I’m curious if you could illuminate for us the increased value proposition that the merger provides FMC clients that the Forsys JV didn’t with regard to your deep water and subsea clients.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Bill, thank you very much for the question and it’s an important question. Under the joint venture and the alliance that we had created, we were able to take the existing technologies of the two companies and use those to redefine the way the subsea architecture is deployed. It was really around reducing interfaces and having a — and putting more efficiency in the overall subsea production system.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

But what we have identified as we have been together now for some time is there are even more dramatic integrated technologies that we can develop together by having access to the full company’s intellectual property; to the full company’s know-how; to the full company’s capabilities to bring even greater transformation into the subsea domain, in terms of completely redesigned subsea production systems and delivery systems.

It’s really thinking beyond where we are today, which, indeed, has been substantial and the market’s reacted, and we certainly are seeing the market acceptance of the integrated model.

But we realize there’s much more that we can do together as one company. That’s the benefit of coming together to leverage that and to really drive not only seamless execution by being one company but, again, being able to take advantage of the entire technology footprint and to be able to exploit that and bring that to the market much quicker.

Bill, you didn’t ask but I also want to talk about, beyond subsea. Clearly, clearly, Forsys Subsea was positioned in that domain for a reason. It’s where we have the most experience. It’s where we had a relationship — a historical relationship, as we worked side-by-side in the industry for many years.

We needed to prove the model in that core activity first. Now, that we’ve proven that model and the ability to be able to integrate and provide this offering in subsea, there is no reason we would not be able to as successfully deploy that in the surface or in the land market, be it unconventional or conventional, by being able to put together the full production system on land as we are now doing in the subsea.

So, Bill, it’s really exciting for us as we start to look at how we could leverage and, if you will, go beyond subsea. We started in subsea. We wanted to prove the value proposition. We’ve done that.

Now, we can bring together the capabilities of FMC surface technologies business segment and the onshore/offshore segment of Technip and approach the land market as well.

Bill Herbert - Simmons & Company International - Analyst

Okay. I’ve got one more from me and that is, is there any break-up fee associated with this deal?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

I could not hear the question.

Bill Herbert - Simmons & Company International - Analyst

Is there a break-up fee associated with this transaction?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

There is a break-up fee associated with the transaction and it’s $250 million.

Bill Herbert - Simmons & Company International - Analyst

Okay. Thanks very much, guys.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Operator

James Wicklund, Credit Suisse.

James Wicklund - Credit Suisse - Analyst

Congratulations to all on the deal. It strikes me and I understand and agree with all the comments that have been made. It also strikes me that one of the reasons or, at least the impetus for this now, is the fact that deep water is expected not to recover, John, your point on eventual.

Are we still looking at deep water revenues overall declining for the next couple of years before it starts to recover?

John Gremp - FMC Technologies Inc. - Chairman & CEO

Yes, Jim, this is John. Yes, we know that — and I said it in the last earnings call that major deep water projects probably wouldn’t be awarded in 2016. We do expect them to start coming back in 2017.

So we see that trough of revenue probably in 2017, but then as cash flows improve, oil prices improve, those projects are going to start to break loose and (inaudible) would start to show up late 2017 and build from there.

Thierry Pilenko - Technip SA - Chairman & CEO

If I may add, I’m coming from the upstream world, as you know, and there are very significant reserves in deep water; very significant reserves.

I can tell you that the owners of these blocks, of those licenses in deep water want to find the solutions to reduce the cost and make those projects happen again.

We have been on both sides. FMC Technologies and Technip, we have been talking to a lot of those major players in deep water, and I can see that they are driving the cost down, but not just as an opportunity today, because some of the costs of services are lower. But they really want to drive the cost down structurally and, therefore, are challenging their own teams and are challenging us to find those sustainable lower cost production in deep water.

I think it’s a great opportunity, and it’s going to be this type of unique offering, integrated, working together with the entire chain to reduce the cost of the system in subsea that is going to make those projects be viable again.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So, Thierry, I think that’s an excellent point that you make on sustainable cost reduction, because this isn’t just about deflationary.

Jim, it’s important that as we go forward, when the recovery occurs, we will be uniquely positioned, we will be integrated, and we will have structural offering that is different than our competition, which will offer a sustainable advantage and a sustainable cost reduction for our customers.

James Wicklund - Credit Suisse - Analyst

Okay, I understand and agree with all those comments. There’s no problem with that, and I think from that perspective it’s clearly positive. The one issue is that FMC has always traded at a significant valuation premium to Technip and now you’re doing a 50/50 deal.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Of course, this picks up — Thierry, this picks up your valuation that it kind of dilutes FMC’s valuation. But can you talk about how you guys look at the relative valuations in putting these two companies together?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So, Jim, good question. Clearly, as we are able to bring this type of innovation into the industry, into our customers, we are redefining a new space in the industry. That new space will warrant a multiple and we fully anticipate that that new space is going to warrant a multiple that is going to be very attractive as we continue to develop — or deliver, excuse me, value to our shareholders.

James Wicklund - Credit Suisse - Analyst

Okay, thank you very much, guys. Congratulations.

Operator

Daniel Boyd, BMO Capital Markets.

Daniel Boyd - BMO Capital Markets - Analyst

I want to follow up a little bit on Bill’s first question. Can you maybe help put some numbers around the benefits of the JV from the customer’s perspective? Maybe — or from the merger.

Could you help us define in that, with the JV do you think you were able to improve deep water economics by X and now as a fully integrated Company, the target is to prove deep water economics by Y?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Dan, this is Doug. Thank you for the question. Let’s just talk about what we’ve been delivering thus far. So what we’ve been delivering thus far, as you referenced through Forsys Subsea joint venture is the ability to be able to get about a 25% to 30% cost reduction out of the subsea system, and that correlates to about a $5 to $7 reduction in the break-even price. So, significant.

And then also, as you well know, there’s other parts to the subsea or deep water developments that are also seeing benefits, either just simply due to deflationary pressure, over-capacity or others that are also innovating in that space.

So the $5 to $7 is what we are able to influence together. Together, we represent about 30% of the cost of the subsea development.

Clearly, by coming together as one company, being able to not only leverage what we have created but being able to drive further technology innovation, we believe there is substantially more.

Dan, I don’t have a target to put out there and I don’t want to say too much about the direction that we’re going, because we’ll have an opportunity and have and will continue to have an opportunity to file intellectual property.

But we believe if you look at it holistically, instead of compartmentalized from equipment to installation to life-of-field services, and you begin to look at that holistically, it will have impact all the way back to the equipment design. If, indeed, and when we’re delivering that to the market, that will offer further reduction than we’ve been able to today, which is simply bringing together the existing technologies and the existing portfolios of the two companies.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Daniel Boyd - BMO Capital Markets - Analyst

Okay.

Thierry Pilenko - Technip SA - Chairman & CEO

Absolutely, Doug. If I may add to all these elements here, whether it’s architecture, whether it’s cost of equipment, or cost of individual [learning], whether it is the right solution, the right installation, there is an element here which goes beyond the cost, which is the schedule.

It’s a very important element that we will be able — being more integrated with our more common processes, that we will be able to be — to deliver projects that are going to be delivered in a shorter timeframe. This is a massive cost improvement that is a massive benefit for our client.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Yes, it really drives our economics.

Daniel Boyd - BMO Capital Markets - Analyst

Yes, that’s actually a very good point on that last one.

Just one follow-up is on the synergies. It’s on a first take they look conservative as a percentage of revenue of the combined Company, but just a question on how long it’s going to take to realize those synergies. It just looks like a little longer timeframe than I would have expected. Can you maybe help me understand why it’s going to take so long to realize those?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So we’ll have the full run rate in 2019, Dan. The synergies that we presented to you were cost synergies. On top of that is we said we had revenue synergies on top of that. But we were only talking about the cost synergies that we identified in the $400 million.

Again, I do want to emphasize that we are redefining the industry. We are bringing together two complementary companies. This isn’t, if you will, a consolidation. In a consolidation clearly you’re going to looking at significant redundancies.

What we’re doing is bringing together complementary — companies that complement each other, both from a geographical footprint; customer relationships; technologies; and again, how our products interact.

So again, as the market recovers, sure, you should expect additional upside in those synergies, but we will see that throughout the delivery of the integration.

Daniel Boyd - BMO Capital Markets - Analyst

Okay, thank you. I’ll turn it over.

Operator

Robert MacKenzie, Iberia Capital Partners.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Robert MacKenzie - Iberia Capital Partners - Analyst

Doug, I guess my question turns to the topic of technology, I guess you guys hinted at this somewhat at the press release vis-a-vis your R&D.

What do you see as the opportunity to not just lower the cost here through what you have now, but fundamentally change how fields are developed through developing, and continuing to develop new technologies, and improve the way things are done?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Yes, Rob, thank you for the question. Again, without being too explicit for obvious reasons, the ability to look at this from one company without making decisions that often there’s things that can be done that only benefits one company or another company in a value stream.

That creates a natural conflict, and normally that conflict results in the issue not being addressed, and even worse, sometimes it results in additional cost being put into the total value stream.

If we look at it again now as one company, as we will be able to do when the transaction closes, it gives us an opportunity to just simply redefine, because we’re looking at a unique set of parameters.

We’re still looking at it — from an equipment point of view, we’re still looking at things like reliability; we’re still looking at things like product integrity. But now we’ll be looking at things like installability; we’ll be looking at things like operability; we’ll be looking at things like serviceability.

When you start to factor in those other parameters into the early engineering of the equipment, as well as the early engineering of the field architecture, it changes the outcome, and it can change the outcome significantly.

The way you accomplish that is by looking at it as one company, where you gain the benefit and your client gains the benefit.

Robert MacKenzie - Iberia Capital Partners - Analyst

That sounds quite encouraging. In terms of that vision, it’s obviously not a short currently time vision. How long do you think it will take to realize much of that?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So the benefit of being in the alliance, in the joint venture that we’ve had in place, and what has then given us additional encouragement because of that success to be able to move forward as we are discussing today, is we have a lot of very, very innovative people in our Company.

They have identified many opportunities, Rob, that along the line of what I’m describing, or if you — trying not to describe to you. But what I’m trying to just give you just a general overview of what we’re trying to accomplish without providing the details for competitive reasons.

But we have a lot of very talented people who have a lot of ideas, and because of that we certainly will be able to reduce the cycle time of delivering those technologies.

Now, when you’re talking about significant changes in technology, that does take some time. To put an exact time stamp on it would be difficult, Rob, but I certainly feel we have an 18-month advantage.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Robert MacKenzie - Iberia Capital Partners - Analyst

Great thank you, I’ll turn it back.

Operator

Fiona Maclean, BofA Merrill Lynch.

Fiona Maclean - BofA Merrill Lynch - Analyst

I have a few questions. Firstly, in terms of the timetable of this transaction, have you got a closure date?

And secondly could you walk us through the various processes you’re going to have to go through to make sure that this transaction can be completed successfully?

Secondly, I know you highlighted the $400 million of savings in 2019. Are you able to give us an annual breakdown of the cost and the saving towards that number?

And then lastly, have you decided on what accounting currency you’re going to use for the combined entity going forward? Thank you.

Thierry Pilenko - Technip SA - Chairman & CEO

Okay, Fiona, good afternoon; this is Thierry answering the question here.

So as far as the expected closing date is concerned, we are talking about the first quarter of — early 2017; sometime in the first quarter of 2017.

So the process itself is a pretty straightforward process. I would say there is one element on which we think we are going to be very diligent and relatively quick, which is the antitrust, for a very good reason.

First of all, our businesses, being complementary, we don’t think we’re going to have any material antitrust issues in any of our jurisdictions, in any of the countries where antitrust is applicable.

The second thing is, we went through with Forsys Subsea before, and actually — and we looked at the footprint of our two companies in the subsea space, and we got clearance very quickly.

So something that can be a major hurdle when you are doing mergers that look like more of the same with significant overlaps, here should be just a process that we follow, but we shouldn’t have a major issue. That’s why we are pretty confident that we can close in early 2017.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Absolutely, Thierry. It’s a complementary integration versus a consolidation.

On the synergy question, on the run rate of the synergies, we said that we’d have $400 million in 2019, and we’d expect to have achieved 50% of that in 2018, Fiona.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Fiona Maclean - BofA Merrill Lynch - Analyst

Okay, great; thank you. And then in terms of what accounting currency you are going to be using going forward?

Thierry Pilenko - Technip SA - Chairman & CEO

Dollars, the revenue is dollars.

Fiona Maclean - BofA Merrill Lynch - Analyst

Dollars, okay. And just my last question, given the businesses are complementary, do you see every single business line remaining in place, let’s say, two years down the line, or are there any businesses or assets, or other things that you see as disposal potential over the next couple of years?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

What is clear is that we have a unique set of very strong competencies across the various business segments of the companies, and if that comes from manufacturing, or from installation, or from project management, proprietary technologies, all of those are important capabilities that we will want to retain within the Company as we go forward.

Thierry Pilenko - Technip SA - Chairman & CEO

Yes, you probably have recognized in the description of the business units that you will find the main pillars that you had at FMC Technologies and at Technip, and you will find those main pillars, those main five pillars in the TechnipFMC organization.

Fiona Maclean - BofA Merrill Lynch - Analyst

Okay, great. Thank you, that was very clear.

Operator

Byron Pope, Tudor, Pickering.

Byron Pope - Tudor, Pickering & Co. - Analyst

Doug or John, FTI has made some strides on the subsea services side, and as a standalone company; FTO comes to mind. So just in the context of the combined company, and given that it’ll be at a separate I guess business unit, how do you think about the enhanced opportunity set for on the subsea services side for the combined company?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Sure, I appreciate the question. Subsea services remains a growth platform for FMC Technologies, as you correctly point out, and one that we’re very proud of. It differentiates our company in the SPS space.

The key here is we are going to be able to unlock potential in subsea services that we could not address as a single entity. Often when we talked to our customers about offering life-of-field services, they were very favorable to our offering, but our offering did not address their actual need.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Their actual need was for somebody to address the entire subsea ecosystem, or holistically address the subsea, which means it’s not only about the trees, and the jumpers, and the controls, and the automation systems, and the manifolds.

But it’s also about the flow lines, and the risers, and the umbilical’s. Somebody who could put together a holistic, data-driven solution that could allow them to optimize the production, and to improve the up-time of the entire subsea ecosystem.

Together, we will be able to do that as one company. Our subsea services, if you will, will be addressing a larger market segment and, we believe, we have greater growth potential.

Byron Pope - Tudor, Pickering & Co. - Analyst

Okay, and then just one additional question from me. You touched on the benefits being far beyond just subsea. At a high level — I wouldn’t expect you to give any details, but a high level could you give an example of how Technip enhances, let’s say, FTI service, integrated services solution in the North America non-conventionals?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

The question was related to the North America landmark, if I understood correctly?

Byron Pope - Tudor, Pickering & Co. - Analyst

[Correct].

Doug Pferdehirt - FMC Technologies Inc. - President & COO

So, today you have a highly integrated subsurface offering by some the large oilfield services players. There is not a holistic, integrated offering on the surface, if you will, the production system, gathering system, distribution and hydrocarbon transformation system, on the surface. You’re now putting together two companies that have unique competencies that will be able to put together that holistic offering.

So where the FMC Technologies surface integrated solutions offering is, indeed, an integrated system, it ended at a certain point of the value chain, if you will.

What Technip provides is the next two elements to that value chain. It allows us to have a continuous value chain now that goes, if you will, from the last frac all the way through to the hydrocarbon transformation.

Byron Pope - Tudor, Pickering & Co. - Analyst

Okay, thank you. I appreciate it.

Operator

Scott Gruber, Citigroup.

Scott Gruber - Citigroup - Analyst

Congrats on the deal. A key question I have is, is your ability to retain the benefit of the cost synergies if the order rate remains low offshore?

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Doug, it sounds like you believe that the competitive advantage that you’re creating with the combination will be sufficiently large to realize the synergies without simply passing them on to customers, even if the order rate remains low. Is that a fair characterization here?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Scott, the way I would look at it is, we are trying to help our customers unlock the potential of their subsea reserves. As Thierry pointed out and as John alluded to as well, there are significant subsea reserves that have been proven, but not yet developed.

We want to give our customers the best solution with the best economics, with the best and most reliable subsea systems to be able to accelerate and bring those projects, if you will, to sanctioning to FID earlier than they would be if they were only driven by the price of hydrocarbon recovery alone.

Clearly, it takes a combination of factors, but what we’re doing is we are addressing the cost side in a more structural and sustainable way, which is important to our customers as they think about subsea developments, because these are large, multiyear projects.

Looking at deflationary costs alone do not provide the confidence that they will need to move those projects forward. They need to see deflation, but on top of that they need to see sustainable and structural cost change, and that’s what we are providing.

Scott Gruber - Citigroup - Analyst

Got it. So is it fair to then assume, as we model out the combined entity that you’ll retain most of that savings, the $400 million?

Thierry Pilenko - Technip SA - Chairman & CEO

Yes.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

That is certainly our intent.

Scott Gruber - Citigroup - Analyst

Got it. And then how should we think about the new normal ETR as you re-domicile to London?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

The challenge with the ETR is, as you know, it’s most — the largest impact on the ETR is the geographical distribution of our revenue. So as that has changed quite dramatically over the past year and will continue to evolve over the next couple of years, it’s very difficult to put, if you will, our finger on an ETR, because, again, that geographical distribution will be the primary driver.

Scott Gruber - Citigroup - Analyst

Got it. Congrats again. I’ll turn it back.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Thierry Pilenko - Technip SA - Chairman & CEO

(inaudible) exactly the same thing with the portfolio that Technip is going to bring in the backlog. It highly depends on the mix of projects and the location of projects.

Operator

Nicholas Green, Bernstein.

Nicholas Green - Bernstein - Analyst

I have three questions, please. If I just do two first and then we’ll come to the third one.

Firstly, on that, returning to the $400 million cost synergies, are you able to give us a bit of a more granular breakdown, please? You did indicate in the footnote that it was 3% of the 2015 cost base. Clearly, in 2019, when your volumes are higher, that cost base will also be higher. So I’m trying to get a better handle how volume changes over the next few years would influence that $400 million.

Secondly, there was a comment when you talked about the dividend and the distribution to shareholders. You described it as a market-based dividend. I don’t know if you’re intending to be slightly cryptic on it, because you haven’t quite decided yet or nothing of the sort. So if you could talk through a little how you see the distribution policy.

And I’ll come to the third question in a second.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Okay. Maybe I’ll start with the synergy question?

Thierry Pilenko - Technip SA - Chairman & CEO

Yes, and I can answer the dividend question.

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Okay, for sure. So, on the synergy side, as we’ve talked about, we’ve given the $400 million and we said we’d achieve 50% of that, or about $200 million, in 2018.

The specific question is around how did we model that relative to, if you will, volume or relative to activity? Clearly, that’s against the plan; it’s how we came up with the number.

Now, the sensitivity of that number in regards of an accelerated top line is going to be additional savings in terms of synergies. Some of the synergies, if you will, are scalable to activity, certainly things like supply chain synergies. Others are more structural changes that would not be scalable to volume, but clearly, as volume recovers, if it’s beyond that that we had modeled, then there would be additional synergy savings.

Nicholas Green - Bernstein - Analyst

Will —?

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Doug Pferdehirt - FMC Technologies Inc. - President & COO

On top of that, just — I do want to reemphasize, again, there are no revenue synergies in that number.

Nicholas Green - Bernstein - Analyst

Thank you. Sorry, Thierry. Just, if I follow-up on the synergy question there. Just, will you be making a more-detailed breakdown and indeed, some, potentially some of the calculations behind that number available to investors?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

As we move forward you should expect to have that additional granularity. Yes, sir.

Nicholas Green - Bernstein - Analyst

Thank you.

Thierry Pilenko - Technip SA - Chairman & CEO

Now, moving to the question about dividend and equity, both companies, obviously, had a policy to have regular return — a way of returning cash to the shareholders and either through dividends or share buybacks.

Our intent is to continue to have this — both mechanisms in place, but I think it’s too soon to tell what’s going to be the proportion of either mechanism. But we are committed to return cash to our shareholders with those types of mechanism on a very regular basis.

Nicholas Green - Bernstein - Analyst

Okay, thank you. That’s very helpful. Okay, and my final question. I wanted to probe a bit some of the comments you’ve been making throughout the — it started off as the Forsys JV, but in general, the integrated model is a proven alliance. It’s been an early success that you commented on market acceptance of the concept.

I think, from my perspective, we haven’t seen much direct evidence that oil companies are buying and going ahead with such an integrated model, even if they may agree with the concept as being a very good thing. So, are you able to give concrete evidence of where you have actually seen this as being a proven alliance of viable success, market acceptance, etc.?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

Sure. Thank you for the question. Just to be very clear, there has been acceptance, both in the frontend engineering side, if you will, where we do the studies and identify the potential cost savings. And that activity has been actually quite robust and we continue to actually prioritize the projects that we work on at this time. One of the benefits of coming together as one Company is we’ll be able to actually expand our capacity in that area and take on even additional work.

But what’s more important, Nick, is what is happening in the marketplace right now. Customers have come to recognize and accept the value that can be achieved from this integrated offering.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

We are working with several clients right now at going directly into the execution phase. So typically, they would start at the front-engineering phase, do a nine month to 12-month study, three months to six months processing, evaluation and sanctioning of the project. So you’re looking at anywhere from 12 months to 18 months before you would be into the execution phase.

We have customers coming to us now wanting to go directly into the execution phase, because other frontend engineering had been done previously on these projects. They recognize and believe in the value that can be delivered and they’re coming straight to the execution phase.

Now, when will projects get sanctioned? That goes back to the comments that John made earlier on the call. There’s other things that impact the sanctioning of a project beyond simply that of the project economics, although that’s a major driver.

It’s also the availability of cash, the preference for dividend and, over time, as the cash flows continue to improve, we would expect to see the awards accelerate.

What we are seeing right now, and this is what has us so excited, Nick, is we’re seeing customers sit down with us right now and want to talk about how can we go directly into the execution phase using this integrated approach.

Thierry Pilenko - Technip SA - Chairman & CEO

If I can add something here, there is an evolution in the market. So we see that some of probably the larger projects, the more complex projects continue to follow the process that Doug was talking about with, obviously, concept, feed, then FID and delivery, with trying to maximize the cost reduction. This is where we thought at the beginning that Forsys Subsea would be the most active.

But, as the market has been changing over the past 12 months, we see, for example, the importance of tiebacks. I think for maybe the next couple of years, we’re going to see a lot of companies challenging their models and rather than building new platforms and new structures, thinking about longer tiebacks, faster to implement and so forth.

These are typically the projects that Doug is talking about, where companies are saying, okay, I understand. Now, what can you do with Forsys? What can you do now as a combined Company to execute quickly and with a shorter schedule these type acts? So this is a market that we think we’re going to be able to capture faster.

Nicholas Green - Bernstein - Analyst

Okay, thank you very much. I’ll just finish with a very short follow-up, which is to say and, Thierry, you partly answered it there. I was wondering if the appeal of the model is to a certain type of customer and not to every customer; so, for example, to smaller oil companies, perhaps, with slightly less sophisticated procurement teams.

Or to put the question another way: to what extent do you think the integrated model requires a fundamental change in procurement philosophy at the large oil companies and, hence, is therefore a relatively slow revenue opportunity? Thank you.

Thierry Pilenko - Technip SA - Chairman & CEO

You know, Nick, all customers are slightly different. We can offer individual solutions from a piece of hardware to services to the fully-integrated package.

I think this is the beauty of being under one roof. It’s the idea that we have now all the flexibility in the commercial model. So we can stick to the traditional way customers are procuring, or we can do something different, sometimes more integrated. Some customers may like the model — the integrated model, others may not. But I think we need to continue to keep that flexibility.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Doug Pferdehirt - FMC Technologies Inc. - President & COO

I think it’s the flexibility and also the fact that if you look at the combined Company, when we talk about balance and you look at the revenues of the combined Company, it is almost equally split between IOCs, NOCs and independent operators.

Nicholas Green - Bernstein - Analyst

Thank you very much for your time, everybody, I’ll turn it back.

Operator

Michael LaMotte, Guggenheim Partners.

Eric Loyet - Guggenheim Partners - Analyst

It’s Eric Loyet on for Michael. I just have a quick question. When I think about the subsea offering, where do you think this combination if most beneficial geographically, first, from a cost perspective, then also on an eventual revenue synergy, ability to win awards?

Doug Pferdehirt - FMC Technologies Inc. - President & COO

I don’t think it matters geographically. The one area where it makes a difference in national oil companies, they’re going to have procurement rules, production-sharing contract rules that might limit some of the direct awards.

But the area that I think in the near term is going to be the most interesting is the Gulf of Mexico, because the capital commitment for deep water to increase production is a lot less, because they have existing infrastructure and the returns are higher.

Thierry alluded to that early that in today’s environment, we’re likely to see smaller commitments, probably in the form of tiebacks, probably in the Gulf of Mexico. Big, big, mega projects, offshore Africa, they’re going to come later once cash flow has improved.

So I think geographically, as we go from today’s environment to a full recovery, we will see a geographical shift. But when you think about what we’ve been talking about all morning and the power of this merger, ultimately it applies to all geographies and all types of customers.

Thierry Pilenko - Technip SA - Chairman & CEO

Yes, and it’s not only deep water. I think it’s also relatively shallow water, we see that in the North Sea.

There is a market where infrastructure is now sufficiently present, which is going to develop over the next decades, which is the tiebacks in Australia, for example — offshore Australia, where we are currently analyzing how we could have tiebacks which are more than 50 miles long. That’s quite serious stuff here.

I think this is one of the things that we could be developing even better together.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

Doug Pferdehirt - FMC Technologies Inc. - President & COO

And Michael, just to add to John’s comment, the Gulf of Mexico, as you well know from following our Company, is an area where we have a rich history of partnering. I just want to take the opportunity, as we’ve talked about flexible commercial models, first and foremost, is our allegiance and our commitment to all of our partners, from both companies, in the new combined TechnipFMC.

So with that, ladies and gentlemen, I’d like to conclude the call. Thank you very much for your interest and your questions.

I’d like to conclude by stressing how excited I am about the formation of TechnipFMC. Technip and FMC Technologies both have long track records of innovation and commitment to helping their clients meet the challenges of the oil and gas industry.

A year ago, we were at the forefront of recognizing the importance of a broader view of our clients’ challenges and seized the opportunity that working together in our alliance could bring. Together, we want to take this strategy further and across the full footprint of the two companies.

We have complementary skills, technologies and capabilities, which our customers can access on an integrated basis or separately, as they prefer. Together, TechnipFMC can add more value across surface, subsea and onshore/offshore, enabling us to accelerate our growth.

I am confident that we can quickly demonstrate the power of TechnipFMC to our clients, our people and our shareholders.

With that, I thank you for your participation and wish you a good day.

Aurelia Baudey-Vignaud - Technip SA - IR Director

Ladies and gentlemen, this concludes today’s conference call and we would like to thank you all for your participation.

As a reminder, a replay of this call will be available on both our websites in about two hours. You are invited to contact Investor Relations should you have any questions or require additional information.

Once again, thank you for your participation and please enjoy the rest of your day.

Operator

Thank you for your participation in today’s results conference call. A replay will be also available by dialing +33 17 200 15 00 France, Continental Europe; or +44 203 367 9460 UK; or +1 877 642 3018 USA using the confirmation code 301576#. The replay will be available for 90 days.

Thank you and goodbye. You may now disconnect.

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MAY 19, 2016 / 12:00PM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Afternoon Call)

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Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“TechnipFMC”) should be treated for United States tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in United States federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for United States federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

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Important Additional Information Will be Made Available in a Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s annual report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.